UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12804

(Exact name of registrant as specified in its charter)

4646 E. Van Buren Street, Suite 400

Phoenix, Arizona 85008

(480) 894-6311

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

Effective July 1, 2020, Mobile Mini, Inc. merged with and into Picasso Merger Sub, Inc., a wholly-owned subsidiary of WillScot Corporation, at which time the separate corporate existence of Mobile Mini, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mobile Mini, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MOBILE MINI, INC.

Date: July 13, 2020	By:	/s/ Christopher J. Miner
Christopher J. Miner
General Counsel and Senior Vice President